Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the nine months ended 30 September 2009.
GROUP RESULTS
China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the first three quarters ended 30 September 2009.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2009
(All amounts in Renminbi (“RMB”) millions)

		Unaudited
	Note	30 September 2009	31 December 2008
			As restated
			(Note 2)
ASSETS
Non-current assets
Property, plant and equipment		307,683	285,469
Lease prepayments		7,838	7,863
Goodwill		2,771	2,771
Deferred income tax assets		5,723	5,334
Available-for-sale financial assets		167	95
Other assets		10,047	9,087

		334,229	310,619

Current assets
Inventories and consumables		1,321	1,092
Accounts receivable, net		9,818	9,341
Prepayments and other current assets		3,192	2,715
Derivative financial instrument	3	962	—
Amounts due from ultimate holding company		—	169
Amounts due from related parties		65	128
Amounts due from domestic carriers		1,293	974
Proceeds receivable for the disposal of the CDMA business		5,386	13,140
Short-term bank deposits		355	337
Cash and cash equivalents		11,183	10,237

		33,575	38,133

Total assets		367,804	348,752

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		2,329	2,329
Share premium		166,784	166,784
Reserves		(18,907)	(15,464)
Retained profits
- Proposed 2008 final dividend		—	4,754
- Others		58,240	49,322

		208,446	207,725

Minority interest in equity		2	2

Total equity		208,448	207,727

		Unaudited
	Note	30 September 2009	31 December 2008
			As restated
			(Note 2)
LIABILITIES
Non-current liabilities
Long-term bank loans		928	997
Corporate bonds		7,000	7,000
Deferred income tax liabilities		250	16
Deferred revenue		2,879	3,398
Other obligations		1,312	1,681

		12,369	13,092

Current liabilities
Payables and accrued liabilities		78,045	67,509
Taxes payable		957	11,307
Amounts due to ultimate holding company		225	—
Amounts due to related parties		3,950	1,658
Amounts due to domestic carriers		1,092	956
Payables in relation to the disposal of the CDMA business		182	4,232
Dividend payable		331	149
Short-term commercial paper		10,000	10,000
Short-term bank loans		29,600	10,780
Current portion of long-term bank loans		507	1,216
Current portion of deferred revenue		1,438	2,200
Current portion of other obligations		3,032	3,012
Advances from customers		17,628	14,914

		146,987	127,933

Total liabilities		159,356	141,025

Total equity and liabilities		367,804	348,752

Net current liabilities		(113,412)	(89,800)

Total assets less current liabilities		220,817	220,819

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2009
(All amounts in RMB millions, except per share data)

		Unaudited
		Nine months ended 30
	Note	September 2009
Revenue		114,928
Interconnection charges		(9,520)
Depreciation and amortisation		(35,173)
Networks, operations and support expenses		(17,155)
Employee benefit expenses		(16,020)
Other operating expenses		(25,617)
Finance costs		(589)
Interest income		65
Other income - net		368
Unrealised gain on changes in fair value of derivative financial instrument	3	962

Profit before income tax		12,249
Income tax expenses		(2,911)

Profit for the period		9,338

Attributable to:
Equity holders of the Company		9,338
Minority interest		—

		9,338

Basic earnings per share (in RMB)	4	0.39

Diluted earnings per share (in RMB)	4	0.39

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF
COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2009
(All amounts in RMB millions)

Unaudited
Nine months ended
30 September 2009
Profit for the period	9,338
Other comprehensive income
Currency translation differences	4
Fair value gains on available-for-sale financial assets, net of tax	67

Other comprehensive income for the period, net of tax	71

Total comprehensive income for the period, net of tax	9,409

Total comprehensive income attributable to:
Equity holders of the Company	9,409
Minority interest	—

9,409

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2009
(All amounts in RMB millions)

		Unaudited
		Nine months ended
	Note	30 September 2009
Cash flow from operating activities
Continuing operations		46,475
Discontinued operations		—

Net cash inflow from operating activities		46,475

Cash flow from investing activities
Continuing operations		(55,771)
Discontinued operations	(a)	(5,039)

Net cash outflow from investing activities		(60,810)

Cash flow from financing activities
Continuing operations		15,281
Discontinued operations		—

Net cash inflow from financing activities		15,281

Increase in cash and cash equivalents		946
Cash and cash equivalents, beginning of period		10,237

Cash and cash equivalents, end of period		11,183

Analysis of the balances of cash and cash equivalents
Cash balances		8
Bank balances		11,175

		11,183

(a)	This amount represented the income tax paid of approximately RMB9,190 million associated with the gain on the disposal of the CDMA business in 2008 and related professional service fees paid of approximately RMB139 million, offset by proceeds received of approximately RMB4,290 million in relation to the disposal of the CDMA business.

NOTES (All amounts in RMB millions unless otherwise stated)

1.	GENERAL INFORMATION
China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. Upon the disposal of the CDMA cellular business to China Telecom Corporation Limited (“China Telecom”) and the merger with China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) on 1 October 2008 and 15 October 2008 respectively, the principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of the cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.
On 15 November 2008, the Company was notified by its substantial shareholders, namely China Unicom (BVI) Limited (“Unicom BVI”) and China Netcom Group Corporation (BVI) Limited (“Netcom BVI”), that their respective parent companies, namely, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, the parent company of Unicom BVI, hereinafter referred to as “Unicom Group”) and China Network Communications Group Corporation (a state-owned enterprise established in the PRC, the parent company of Netcom BVI, hereinafter referred to as “Netcom Group”), had agreed to undertake a merger (the “Parent Merger”). On 6 January 2009, the Company was notified by its substantial shareholders that the Parent Merger, through the absorption of Netcom Group by Unicom Group, had been approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) and had become effective. As a result of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group, all the assets, liabilities and business of Netcom Group including the connected transaction agreements with the Group have vested in Unicom Group. Netcom Group will be deregistered accordingly and Unicom Group remains the ultimate holding company of the Company. As at the date of this announcement, Netcom Group is still in the process of deregistration.
(a)	Acquisitions of certain assets and businesses from Unicom Group and Netcom Group in 2009

On 16 December 2008, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) agreed to acquire from Unicom Group and Netcom Group (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the “Fixed-line Business in Southern China”) and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries (“Target Assets”); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited (“Unicom Xingye”) owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute (“CITDCI”) owned by Unicom Group and (v) a 100% equity interest in Unicom New Guoxin Telecommunications Corporation Limited (“New Guoxin”) owned by Unicom Group at a consideration of approximately RMB6.43 billion, subject to certain adjustments. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the “Target Business” and the acquisition of the Target Business is referred to as the “2009 Business Combination”.

The aforementioned acquisitions of assets and businesses were approved by the independent shareholders of the Company in an extraordinary general meeting held on 14 January 2009. As all of the conditions to the acquisitions were satisfied (or if applicable, waived), the 2009 Business Combination and the acquisition of the Target Assets were completed on 31 January 2009. The total consideration of the aforementioned acquisitions of assets and businesses was adjusted downwards by approximately RMB2 billion, after the final calculation of the values of certain current assets and current liabilities transferred from Unicom Group. As at the date of this announcement, the consideration of the 2009 Business Combination and the acquisition of the Target Assets have all been settled.

(b)	Lease of telecommunications networks in Southern China from Unicom New Horizon Mobile Telecommunications Company Limited in 2009

In connection with the 2009 Business Combination, on 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group) entered into an agreement (the “Network Lease Agreement”) in relation to the lease (the “Lease”) of the telecommunications networks of the 21 provinces in Southern China (“Telecommunications Networks in Southern China”) by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ending 31 December 2009 and 31 December 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted to CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser. Pursuant to the Network Lease Agreement, Unicom New Horizon has the legal ownership of the Telecommunications Networks in Southern China. The Group believes it only bears the risks associated with the operation of the Fixed-line Business in Southern China during the relevant leasing periods and is free from any ownership risks of the Telecommunications Networks in Southern China and the risks and rewards of ownership of the leased assets rest substantially with the lessor. Accordingly, the Group has accounted for the leasing of the aforementioned Telecommunications Networks in Southern China as an operating lease.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
The basis of preparation and the significant accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information are consistent with those used in preparing the annual financial statements for the year ended 31 December 2008, except that the Group adopted IAS/HKAS 1 (Revised) “Presentation of financial statements”, to present the unaudited condensed consolidated statement of income and unaudited condensed consolidated statement of comprehensive income as two performance statements. This change will only impact the manner in which the Group presents its unaudited condensed consolidated financial information.
In addition, according to IAS/HKAS 34 “Interim Financial Reporting”, comparative information is required to be provided in interim financial statements. The 2009 Business Combination is accounted for using merger accounting in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) as well as the predecessor values methods in accordance with International Financial Reporting Standards (“IFRS”), which is consistent with HKFRS. Accordingly, the Group is required to restate the comparative figures to reflect the effects of the 2009 Business Combination under common control. However, in this unaudited condensed consolidated financial information as at 30 September 2009 and for the nine months ended 30 September 2009, the Group has not provided the comparative unaudited condensed consolidated statement of income, statement of comprehensive income and statement of cash flows for the nine months ended 30 September 2008. This is because China Netcom and the Target Business have not prepared the relevant financial information under IFRS/ HKFRS for the nine months ended 30 September 2008.
Business Combination of Entities and Business under Common Control and Purchase of Target Assets
The 2009 Business Combination was considered a business combination of entities and businesses under common control as the Target Business before and after the acquisition was under the control of Unicom Group, the Group’s ultimate holding company.
Under HKFRS, the 2009 Business Combination has been accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants. Upon the adoption of IFRS by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. Accordingly, the acquired assets and liabilities are stated at predecessor values, and are included in the financial information from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

In addition, pursuant to the agreement dated 16 December 2008, the 2009 Business Combination excluded the Telecommunications Networks in Southern China, which were retained by Unicom New Horizon and were leased from Unicom New Horizon to CUCL effective from January 2009. To better reflect the economic substance that the Group has not taken on the risks and rewards associated with the property, plant and equipment and related non-current assets and liabilities relating to the Fixed-line Business in Southern China, the unaudited restated condensed consolidated balance sheet as at 31 December 2008 therefore includes only the relevant current assets of approximately RMB999 million and current liabilities of approximately RMB2,841 million of the Fixed-line Business in Southern China in accordance with the principle of the merger accounting/predecessor values method but excludes the underlying property, plant and equipment and related non-current assets with net book value of approximately RMB31,350 million, the related long-term intercompany loans from Unicom Group for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB35,652 million and the related payables to network contractors and equipment suppliers of approximately RMB6,176 million.
The 2009 Business Combination was completed on 31 January 2009 and therefore the unaudited condensed consolidated statement of income for the nine months ended 30 September 2009 has excluded the depreciation and amortisation charges of approximately RMB308 million of the property, plant and equipment relating to the Fixed-line Business in Southern China and related non-current assets and the finance costs associated with the long-term intercompany loans for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB26 million. After the completion of the 2009 Business Combination, the Group recorded leasing fees amounting to approximately RMB1,455 million charged by Unicom New Horizon for the lease of the Telecommunications Networks in Southern China for the nine months ended 30 September 2009.
Under IFRS/HKFRS, the purchase of the Target Assets in 2009 was accounted for as an asset purchase in accordance with IAS/HKAS 16 “Property, plant and equipment”.
Going Concern Assumption
As at 30 September 2009, current liabilities of the Group exceeded current assets by approximately RMB113.4 billion (31 December 2008: approximately RMB89.8 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
•	The Group’s continuous net cash inflow from operating activities;

•	Unutilised banking facilities of approximately RMB57.8 billion; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.
In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will consider the opportunities in the current capital market to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.
Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the nine months ended 30 September 2009 have been prepared under the going concern basis.

3.	Mutual investment of US$1 billion by the Company and Telefónica S.A. in each other
On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica S.A. (“Telefónica”), the parties entered into a subscription agreement (“Subscription Agreement”), pursuant to which each party conditionally agreed to invest an equivalent of US$1 billion in each other through an acquisition of each other’s shares. On 21 October 2009 (“Completion Date”), the Company and Telefónica completed the mutual investment of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HK$11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of EUR17.24 each to the Company. Please refer to the section headed “INCREASE IN SHAREHOLDING INTEREST IN THE COMPANY BY TELEFÓNICA AND INVESTMENT BY THE COMPANY IN TELEFÓNICA; STRATEGIC ALLIANCE BETWEEN THE COMPANY AND TELEFÓNICA” for details.
At the inception of the subscription agreement on 6 September 2009, the Company’s agreement to undertake the above mutual investment with Telefónica is treated as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instruments: Recognition and Measurement” as it represents a forward contract for the purchase of shares by the Company and Telefónica in each other at predetermined fixed prices and different foreign currencies. The derivative financial instrument will be remeasured at fair value at each balance sheet date with all subsequent changes in fair value being charged or credited to the statement of income in the period when the change occurs until the completion of the mutual investment by the Company and Telefónica in each other. Upon settlement of the derivative financial instrument on completion of the mutual investment by the Company and Telefónica in each other at the Completion Date, the derivative financial instrument is to be derecognised and an available-for-sale financial asset, representing the investment in the Telefónica shares, is to be recognised correspondingly at the then fair value of the Telefonica shares. For the subsequent measurement of this available-for-sale financial asset, any change in its fair value including the foreign exchange gains and losses shall be recognised directly as other comprehensive income/loss, except for impairment losses which are to be recorded in the statement of income, until the available-for-sale financial asset is derecognised, at which time the cumulative gain or loss previously recognised as other comprehensive income/loss shall be reclassified and recorded in the statement of income.
The fair value of the above derivative financial instrument was determined by an independent valuation firm considering the factors such as the fair values of the Company’s and Telefónica’s shares, risk free interest rate and the foreign currency exchange rate of HK dollar against Euro. As at 30 September 2009, the fair value of the derivative financial instrument was remeasured to be approximately RMB0.96 billion, which has been recorded as “Derivative financial instrument” in the unaudited condensed consolidated balance sheet. For the nine months ended 30 September 2009, the changes in the fair value of the derivative financial instrument resulted in a fair value gain of approximately RMB0.96 billion, which has been recorded as “Unrealised gain on changes in fair value of derivative financial instrument” in the unaudited condensed consolidated statement of income for the nine months ended 30 September 2009. Upon the completion of the aforementioned mutual investment on 21 October 2009, the Group expects to additionally recognise approximately RMB0.28 billion of gain on changes in fair value of derivative financial instrument for the period from 1 October 2009 to 21 October 2009.

4.	EARNINGS PER SHARE
Basic earnings per share for the nine months ended 30 September 2009 was computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share for the nine months ended 30 September 2009 was computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the period, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme; (iii) share options granted under the amended Special Purpose Share Option Scheme and (iv) shares to be issued to Telefónica under the Subscription Agreement.
The potential ordinary shares which are not dilutive mainly arose from (i) share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme and (ii) shares to be issued to Telefónica under the Subscription Agreement, and are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.
The following table sets forth the computation of basic and diluted earnings per share:

Unaudited
Nine months ended
30 September 2009
Numerator (in RMB millions):
Profit attributable to equity holders of the Company	9,338

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,768
Dilutive equivalent shares arising from share options	120

Shares used in computing diluted earnings per share	23,888

Basic earnings per share (in RMB)	0.39

Diluted earnings per share (in RMB)	0.39

5.	EVENTS AFTER BALANCE SHEET DATE
Proposed off-market share repurchase
On 25 September 2009, the Company received a conditional irrevocable offer from SK Telecom Co., Ltd., (“SKT”) for the sale by SKT to the Company of 899,745,075 shares, being all the shares owned by SK Telecom, by way of an off-market share repurchase by the Company. The consideration for the share repurchase is approximately HK$ 10.0 billion, being HK$11.105 for each share to be repurchased, and is payable in cash. The share repurchase is conditional upon the satisfaction of certain conditions, including the approval by at least three-fourths of the votes cast on a poll by the shareholders other than SKT at the extraordinary meeting to be held on 3 November 2009. Please refer to the section headed “OFF-MARKET SHARE REPURCHASE” for details.

6.	COMPARATIVE FIGURES
The Group did not include the unaudited condensed consolidated financial information for the nine months ended 30 September 2008 in the unaudited condensed consolidated financial information as comparative figures because there is no readily available financial information prepared under IFRS/HKFRS of China Netcom and the Target Business for the nine months ended 30 September 2008. For details, refer to Note 2.
FINANCIAL OUTLINE
In the first three quarters of 2009, the Company proactively coped with the changes in macro-economic environment and challenges from fierce market competition after the industry reorganisation. When accelerating the construction of WCDMA network and successfully undertaking the 3G services pre-commercial trial, the Company also actively developed comprehensive internal integration and promoted the full services synergy development. As a result, it has achieved stable development for its business.
Revenue
For the first three quarters of 2009, revenue reached RMB114.93 billion, out of which, telecommunications service revenue was RMB112.22 billion. On the comparable basis (Note 1), telecommunications service revenue was RMB111.82 billion, equivalent to 74.1% of RMB150.95 billion of the telecommunications service revenue for the year ended 31 December 2008 (including the amount from fixed-line business of 21 provinces in southern China and three subsidiaries acquired, same as below.).
Telecommunications service revenue from mobile business was RMB51.79 billion, equivalent to 80.6% of the telecommunications service revenue from mobile business of RMB64.24 billion for the year ended 31 December 2008. Mobile business monthly average minutes of usage (“MOU”) per subscriber was 251.3 minutes and monthly average revenue per user (“ARPU”) was RMB41.6. On the comparable basis (Note 1), telecommunications service revenue from the fixed-line business was RMB59.83 billion, equivalent to 69.3% of the telecommunications service revenue from the fixed-line business of RMB86.38 billion for the year ended 31 December 2008. Out of the telecommunications service revenue from the fixed-line business, revenue from broadband service achieved RMB18.05 billion, equivalent to 86.1% of the broadband service revenue of RMB20.96 billion for the year ended 31 December 2008. ARPU of the broadband business was RMB59.5.
Costs, expenses and others
For the first three quarters of 2009, total costs, expenses and others, including finance costs, interest income, other income-net and unrealised gain on changes in fair value of derivative financial instrument, were RMB102.68 billion. Out of the total costs, expenses and others, depreciation and amortisaton was RMB35.17 billion and selling and marketing expenses was RMB14.88 billion.
On 6 September 2009, the Company entered into a subscription agreement with Telefónica S.A. (“Telefónica”), pursuant to which each party agreed to invest US$1 billion in each other’s shares subject to the satisfaction of certain conditions or the waiver of such conditions prior to 7 November 2009. During the period, mainly attributable to the increase of share price of Telefónica, the Group recognised an unrealised gain on changes in fair value of the derivative financial instrument of approximately RMB0.96 billion for the nine months ended 30 September 2009 in accordance with International Accounting Standard/Hong Kong Accounting Standard 39 “ Financial Instruments: Recognition and Measurement”. The gain increased the profit for the period, but no actual cash inflow occurred. On 21 October 2009, the aforementioned mutual investment was completed, accordingly, the Group expects to additionally recognise RMB0.28 billion of gain on changes in fair value of derivative financial instrument for the period from 1 October 2009 to 21 October 2009.
Earnings
For the first three quarters of 2009, profit before income tax was RMB12.25 billion, profit for the period was RMB9.34 billion, equivalent to 119.3% of the net profit of RMB7.82 billion from continuing business for the year ended 31 December 2008. Basic earnings per share were RMB0.393. On the comparable basis, adjusted profit (Note 2) for the period was RMB9.29 billion, equivalent to 62.6% of the adjusted profit of RMB14.84 billion for the year ended 31 December 2008. Adjusted EBITDA (Note 3) was RMB47.67 billion, equivalent to 69.5% of the adjusted EBITDA of RMB68.63 billion for the year ended 31 December 2008, the adjusted EBITDA rate (i.e. Percentage of EBITDA over revenue) was 41.6%.

Note 1:	In order to ensure the comparability of revenue amounts, the non-comparable factors below which are reflected in the figures for continuing business in the statement of income of the current period and last year are excluded for additional analysis purpose:
(1)	deferred fixed-line upfront connection fees of RMB0.40 billion for the first three quarters of 2009 and RMB0.89 billion in 2008 and,

(2)	certain interconnection revenue of RMB 0.99 billion between the fixed-line business and the discontinued operations of CDMA business in 2008.

Note 2:	In order to ensure the comparability of the profit amounts, the non-comparable factors below which are reflected in the figures for continuing business in the statement of income of the current period and last year are excluded for additional analysis purpose:
(1)	deferred fixed-line upfront connection fees of RMB0.40 billion for the first three quarters of 2009 and RMB0.89 billion in 2008,

(2)	impairment on PHS business related assets of RMB11.84 billion in 2008,

(3)	the gain of RMB0.02 billion from the non-monetary exchange for the first three quarters of 2009 and RMB1.31 billion in 2008,

(4)	the lease fee of RMB1.45 billion for the telecommunications networks of 21 provinces in southern China for the first three quarters of 2009 and,

(5)	unrealised gain on changes in fair value of derivative financial instrument of RMB0.96 billion.

Note 3:	EBITDA represents profit for the period before interest income, finance costs, other income-net, unrealised gain on changes in fair value of derivative financial instrument, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.
Although EBITDA has been widely applied in the global telecommunications industry as an indicator to reflect operating performance, financial capability and liquidity, it should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as it does not have any standardised meaning under GAAP and is not regarded as a measure of operating performance and liquidity under GAAP. In addition, it may not be comparable to similar indicators provided by other companies.

In order to ensure the comparability of the EBITDA amounts, the non-comparable factors below which are reflected in the figures for continuing business in the income statement of the current period and last year are excluded:
(1)	deferred fixed-line upfront connection fees of RMB0.40 billion for the first three quarters of 2009 and RMB0.89 billion in 2008 and,

(2)	the lease fee of RMB1.45 billion for the telecommunications networks of 21 provinces in south China for the first three quarters of 2009.
INCREASE IN SHAREHOLDING INTEREST IN THE COMPANY BY
TELEFÓNICA AND INVESTMENT BY THE COMPANY IN TELEFÓNICA;
STRATEGIC ALLIANCE BETWEEN THE COMPANY AND TELEFÓNICA
On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica S.A. (“Telefónica”), the parties entered into a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of US$1 billion in the other party through an acquisition of shares in the other party. The parties also entered into a strategic alliance agreement pursuant to which the parties agreed to establish a strategic alliance in order to strengthen the business of each other by cooperation based on the network, business model and experience of each other.
On 21 October 2009, the Company and Telefónica completed the mutual investment of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica of 693,912,264 new ordinary shares in the capital of the Company (“Shares”) at a price of HK$11.17 each and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica at a price of EUR17.24 each to the Company. Following the completion of the mutual investment, the Company has a shareholding interest of approximately 0.87% of the issued share capital of Telefónica and Telefónica’s indirect shareholding interest in the Company increased from approximately 5.38% to approximately 8.06% of the issued share capital of the Company.
iPHONE
On 28 August 2009, the Company and Apple Inc. reached a three year agreement for the Company to sell iPhone in China. The Company launched iPhone and the related services on 30 October 2009.
OFF-MARKET SHARE REPURCHASE
On 25 September 2009, the Company received a conditional irrevocable offer (the “SKT Offer”) from SK Telecom Co., Ltd. (“SKT”) for the sale by SKT to the Company of 899,745,075 Shares (the “Repurchase Shares”), representing approximately 3.68% of the issued share capital of the Company as at the date of this announcement and comprising all the Shares owned by SKT, by way of an off-market share repurchase by the Company (the “Share Repurchase”). The consideration for the Share Repurchase is HK$9,991,669,057.87, being HK$11.105 for each Repurchase Share, and is payable in cash.
The SKT Offer is conditional upon the satisfaction of certain conditions, including, among others, (a) the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director having granted, and not having withdrawn, its approval of the Share Repurchase under Rule 2 of the Hong Kong Code on Share Repurchases,

(b) the approval of the Share Repurchase by at least three-fourths of the votes cast on a poll by the shareholders of the Company (other than SKT and the persons acting in concert with SKT) (the “Independent Shareholders”) in attendance in person or by proxy at the extraordinary general meeting of the Company to be held on 3 November 2009 in accordance with the requirements of the Hong Kong Code on Share Repurchases, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Companies Ordinance and (c) the approval of the Share Repurchase by the shareholders of China United Network Communications Limited in accordance with applicable laws, regulations and listing rules.
If the conditions of the SKT Offer are not satisfied by 5:00 p.m. (Hong Kong time) on 6 November 2009, the Company and SKT will not enter into an agreement in relation to the sale and purchase of the Repurchase Shares (the “Share Repurchase Agreement”) and the Share Repurchase will not proceed.
Further details of the SKT Offer, the Share Repurchase and the Share Repurchase Agreement, including the letters of advice from the independent board committee and N M Rothschild & Sons (Hong Kong) Limited, the independent financial adviser, in relation to the Share Repurchase, are set out in the circular to the shareholders of the Company dated 9 October 2009.
CAUTION STATEMENT
The Board wishes to remind investors that the unaudited financial information and the financial outline for the nine months ended 30 September 2009 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the year ended 31 December 2008 are extracted from the unaudited financial information of the Group and have been restated.
Investors are cautioned not to unduly rely on financial data, statistics and comparison for the nine months ended 30 September 2009. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 30 October 2009
As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive directors:	Cesareo Alierta Izuel and Jung Man Won
Independent non-executive directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming